SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*

                               eB2B Commerce, Inc.
                                (NAME OF ISSUER)

                    Common Stock, par value $.0001 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    26824R109
                                 (CUSIP NUMBER)

                                Alan J. Andreini
                               eB2B Commerce, Inc.
                                757 Third Avenue
                            New York, New York 10017
                                 (212) 703-2000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                 January 2, 2001

            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)**

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1 (f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
-------------------------
** Voluntary filing.



                               Page 1 of 5 Pages

CUSIP No.  26824R109               13D                 Page 2 of 5 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Alan J. Andreini
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  [ ]
                                                            (b)  [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                                Not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER        2,500,000
SHARES      --------------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY    --------------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER    2,500,000
REPORTING   --------------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING  PERSON
     2,500,000 stock options representing 2,500,000 shares of Common Stock (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   16.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

                              IN
--------------------------------------------------------------------------------
     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Effective January 2, 2001, Mr. Andrieni was granted stock options to purchase 1,000,000 shares, exercisable as to 27,778 shares on the first day of each month for 36 consecutive months, commencing February 1, 2001. For purposes of the Schedule, all of such shares are shown as beneficially owned, although only 83,334 of the 1,000,000 shares are exercisable within 60 days.

CUSIP No.  26824R109               13D                 Page 3 of 5 Pages

     This statement constitutes Amendment No. 1 to the Schedule 13D, dated July 14, 2000, regarding the Reporting Person's ownership of common stock, par value $.0001 per share ("Common Stock"), of eB2B Commerce, Inc., a New Jersey corporation (the "Company").


     This Amendment No. 1 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person. It shall refer only to information which has materially changed since the filing of the Schedule.


ITEM 1. SECURITY AND ISSUER.

     The address of the principal executive offices of the Company is 757 Third Avenue, New York, New York 10017.


ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is being filed by Alan J. Andreini, a United States citizen, whose business address is eB2B Commerce, Inc., 757 Third Avenue, New York, New York 10017. On November 16, 2000, Mr. Andreini was appointed Chief Executive Officer and President of the Company.


ITEM 4.   PURPOSE OF TRANSACTION.

     In connection with his recent appointment as Chief Executive Officer and President of the Company, the Company granted Mr. Andreini, effective as of January 2, 2001, ten year stock options to purchase 1,000,000 shares of Common Stock at an exercise price of $2.10 per share, 1/36 of which (27,778 shares) are exercisable on the first day of each month for 36 consecutive months, commencing February 1, 2001, subject to earlier vesting in certain circumstances.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Alan J. Andreini is the owner of 2,500,000 stock options (the "Options"). Of such Options, (i) 1,500,000 are exercisable to purchase one share of Common Stock at $3.25 per share, all of which are exercisable immediately, and (ii) 1,000,000 are exercisable to purchase one share of Common Stock at $2.10 per share, 1/36 of which (27,778 shares) are exercisable on the first day of each month for 36 consecutive months, commencing February 1, 2001, subject to earlier vesting in certain circumstances. For purposes of this Amendment No. 1, Mr. Andreini is treated as the beneficial owner of 2,500,000 shares of Common Stock, representing approximately 16.0% of the issued and outstanding shares of Common Stock of the Company. Had only those shares subject to stock options exercisable within 60 days been included, then Mr. Andreini would be the beneficial owner of 1,583,334 shares (or 10.8%).

          Although Mr. Andreini did not "beneficially"  acquire,  as defined for
Section 13(d) purposes, a sufficient number of shares to require the filing of this Amendment, such filing is being made voluntarily prior to the vesting of sufficient options to trigger the formal filing requirement.

CUSIP No.  26824R109               13D                 Page 4 of 5 Pages


     (c) The following is a description of all transactions in shares of Common Stock, which consist of option acquisitions only, by the Reporting Person:

                                                 Number of Shares
Name of Shareholder      Date of Acquisition     Beneficially Acquired    Exercise Price
-------------------      -------------------     ---------------------    --------------
Alan J. Andreini         July 5, 2000            1,500,000                $3.25 per share
Alan J. Andreini         January 2, 2001         1,000,000*               $2.10 per share














----------
    * For purposes of this Schedule, the 1,000,000 shares subject to the stock options granted to Mr. Andreini on January 2, 2001 are deemed to be beneficially owned.

                                                      Page 5 of 5 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 8, 2001                              /s/ Alan J. Andreini
New York, New York                                   --------------------------
                                                     Alan J. Andreini